NOVATION OF MANAGEMENT AGREEMENT
NEUBERGER BERMAN INCOME FUNDS

This Novation of Management Agreement ("Novation") is entered into as of the 1st day of January, 2016 by and among Neuberger Berman Management LLC, a Delaware limited liability company ("NB Management"), Neuberger Berman Investment Advisers LLC, a Delaware limited liability company ("NBIA"), and Neuberger Berman Income Funds, a Delaware statutory trust (the "Trust") on behalf of all series whether now existing or hereafter established that are subject to the Management Agreement (as defined below) (hereinafter, "Series" shall refer to each Series which is subject to this Novation).
WITNESSETH:
WHEREAS, the Trust has retained NB Management to furnish investment advisory and portfolio management services to the Series pursuant to Management Agreements, dated May 4, 2009, by and between NB Management and the Trust on behalf of the Series (collectively, the "Management Agreement");
WHEREAS, NB Management and NBIA are registered with the Securities and Exchange Commission as investment advisers under the Investment Advisers Act of 1940, as amended;
WHEREAS, NB Management, NBIA and each Series desire that NBIA be substituted for NB Management under the Management Agreement in a transaction that does not result in a change of actual control or management of the adviser to the Trust in accordance with Rule 2a-6 under the Investment Company Act of 1940, as amended (the "1940 Act"), and is therefore not an "assignment" for purposes of Section 15(a)(4) of the 1940 Act; and
WHEREAS, NB Management desires to effect a novation of the Management Agreement so that NBIA is substituted for NB Management as a party to such agreement and NB Management is released from its obligations under the Management Agreement, NBIA desires to accept the novation thereof, and the Trust, on behalf of each Series, desires to consent to such novation.
NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:
1.        Novation and Acceptance. Subject to the terms and conditions contained herein, NB Management hereby effects a novation of the Management Agreement to substitute NBIA for NB Management as a party to such agreement, and the Trust hereby consents to such Novation and hereby releases NB Management from all of its duties and obligations under the Management Agreement, and NBIA hereby accepts the Novation and hereby releases NB Management from all of its duties and obligations under the Management Agreement and assumes all rights, duties and obligations of NB Management under the Management Agreement.

2.          Term. The Novation shall become effective as of the date hereof and shall extend for so long as the terms specified in Section 12 of the Management Agreement are satisfied or until terminated in accordance with the Management Agreement.

3.          No Termination. The parties agree that the Novation shall not constitute an "assignment" of the Management Agreement for purposes of Section 13 of the Management Agreement or the 1940 Act, and that the Management Agreement, as so novated, shall remain in full force and effect after the Novation.

4.          Technical Amendment. The parties agree that all references in the Management Agreement to NB Management shall hereby be changed to NBIA.

5.          Execution in Counterparts. This Novation Agreement may be executed in multiple counterparts and all counterparts so executed will constitute one and the same agreement binding on all of the parties.

IN WITNESS WHEREOF, the parties hereto have caused this Novation of Management Agreement to be signed by their respective officers thereunto authorized, as of the day and year first above written.

NEUBERGER BERMAN MANAGEMENT LLC

By:	/s/Robert Conti
Name:	Robert Conti
Title:	President

NEUBERGER BERMAN INVESTMENT ADVISERS LLC

By:	/s/Robert Conti
Name:	Robert Conti
Title:	Managing Director

NEUBERGER BERMAN INCOME FUNDS

By:	/s/Robert Conti
Name:	Robert Conti
Title:	Chief Executive Officer